Exhibit 12.1

MSC—Medical Services Company

Computation of Ratio of Earnings to Fixed Charge

	Years Ending December 31,
	2001	2002	2003	2004	Three Months Ended March 31, 2005	Nine Months Ended December 31, 2005
	(dollars in thousands)
Earnings (loss)
Pretax Income (loss)	$5,848	$3,669	$10,283	$9,853	$(24,152)	$(34,199)
Add back: Fixed charges as disclosed below	183	1,527	2,774	3,681	1,034	21,570

Earnings (loss) as adjusted	6,031	5,196	13,057	13,534	(23,118)	(12,629)

Computation of fixed charges
Interest expense	105	1,446	2,603	3,432	969	21,374
Portion of rent expense representing interest	78	81	171	249	65	196

Total fixed charges	183	1,527	2,774	3,681	1,034	21,570

Earnings (deficiency) to fixed charges	$5,848	$3,669	$10,283	$9,853	$(24,152)	$(34,199)

Ratio of earnings to fixed charges	32.96x	3.40x	4.71x	3.68x	—	—